                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                 SCHEDULE 13D/A


                    Under the Securities Exchange Act of 1934
                                (Amendment No. 7)



             UNITED TRUST GROUP, INC. (FORMERLY, UNITED TRUST, INC.)
                                (Name of Issuer)


                           COMMON STOCK, NO PAR VALUE
                         (Title of Class of Securities)


                                                     913111209
                                 (CUSIP Number)

                                   Jill Martin
                          First Southern Bancorp, Inc.
                P.O. Box 328, Stanford, KY. 40484 (606 365-3555)


                                December 31, 1999
             (Date of Event which requires filing of this Statement)

If the filing person has previously filed a Statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this Schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g) check the following box [ ]

CUSIP No. 913111209              13D                      Page 2  of  45  Pages
--------------------------------------------------------------------------------
1              NAME OF REPORTING PERSON
               S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
               First Southern Funding, LLC
--------------------------------------------------------------------------------
2              CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
               (a)  [X]
               (b)  [ ]
--------------------------------------------------------------------------------
3              SEC USE ONLY
--------------------------------------------------------------------------------
4              SOURCE OF FUNDS
               WC, BK
--------------------------------------------------------------------------------
5              CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
               REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

--------------------------------------------------------------------------------
6              CITIZENSHIP OR PLACE OF ORGANIZATION
               Kentucky
--------------------------------------------------------------------------------
                           7    SOLE VOTING POWER
NUMBER OF                          1,091,614*
SHARES         --------------------------------------------------
BENEFICIALLY               8    SHARED VOTING POWER
OWNED BY                             0*
EACH           --------------------------------------------------
REPORTING                  9    SOLE DISPOSITIVE POWER
PERSON                             1,091,614*
WITH           --------------------------------------------------
                           10   SHARED DISPOSITIVE POWER
                                    0*
--------------------------------------------------------------------------------
11           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
               REPORTING PERSON
               1,091,614*
--------------------------------------------------------------------------------
12           CHECK IF THE  AGGREGATE  AMOUNT  IN  ROW 11
               EXCLUDES CERTAIN
               SHARES (SEE INSTRUCTIONS)
               [X]
--------------------------------------------------------------------------------
13           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
               27.5%
--------------------------------------------------------------------------------
14             TYPE OF REPORTING PERSON
                 CO
--------------------------------------------------------------------------------

*  See response to Item 5

CUSIP No. 913111209               13D                  Page 3   of   45  Pages
--------------------------------------------------------------------------------
1             NAME OF REPORTING PERSON
               S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
               First Southern Bancorp, Inc.
--------------------------------------------------------------------------------
2             CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
               (a)  [X]
               (b)  [ ]
--------------------------------------------------------------------------------
3             SEC USE ONLY
--------------------------------------------------------------------------------
4             SOURCE OF FUNDS
               WC, BK
--------------------------------------------------------------------------------
5             CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
               REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]

--------------------------------------------------------------------------------
6             CITIZENSHIP OR PLACE OF ORGANIZATION
               Kentucky
--------------------------------------------------------------------------------
                           7    SOLE VOTING POWER
NUMBER OF                         125,825*
SHARES         --------------------------------------------------
BENEFICIALLY               8    SHARED VOTING POWER
OWNED BY                             0*
EACH           --------------------------------------------------
REPORTING                  9    SOLE DISPOSITIVE POWER
PERSON                            125,825*
WITH           --------------------------------------------------
                           10   SHARED DISPOSITIVE POWER
                                    0*
--------------------------------------------------------------------------------
11           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
               REPORTING PERSON
               125,825*
--------------------------------------------------------------------------------
12           CHECK IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES
               CERTAIN SHARES (SEE INSTRUCTIONS)
               [X]
--------------------------------------------------------------------------------
13           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
               3.2%
--------------------------------------------------------------------------------
14           TYPE OF REPORTING PERSON
               HC
--------------------------------------------------------------------------------

* See response to Item 5

CUSIP No. 913111209               13D                 Page  4  of   45  Pages
--------------------------------------------------------------------------------
1            NAME OF REPORTING PERSON
              S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
              Jesse T. Correll
--------------------------------------------------------------------------------
2            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
              (a)  [X]
              (b)  [ ]
--------------------------------------------------------------------------------
3            SEC USE ONLY
--------------------------------------------------------------------------------
4            SOURCE OF FUNDS
              AF, 00
--------------------------------------------------------------------------------
5            CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
              REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

--------------------------------------------------------------------------------
6            CITIZENSHIP OR PLACE OF ORGANIZATION
              United States
--------------------------------------------------------------------------------
                           7    SOLE VOTING POWER
NUMBER OF                          112,704*
SHARES         --------------------------------------------------
BENEFICIALLY               8    SHARED VOTING POWER
OWNED BY                           See response to Item 5
EACH           --------------------------------------------------
REPORTING                  9    SOLE DISPOSITIVE POWER
PERSON                             112,704*
WITH           --------------------------------------------------
                           10   SHARED DISPOSITIVE POWER
                                   See response to Item 5
--------------------------------------------------------------------------------
11           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
               REPORTING PERSON
               See response to Item 5
--------------------------------------------------------------------------------
12           CHECK IF THE  AGGREGATE  AMOUNT  IN  ROW 11
               EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
               [X]
--------------------------------------------------------------------------------
13           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
               See response to Item 5
--------------------------------------------------------------------------------
14           TYPE OF REPORTING PERSON
               IN

CUSIP No. 913111209                 13D             Page 5   of  45   Pages
--------------------------------------------------------------------------------
1             NAME OF REPORTING PERSON
               S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
               First Southern Capital Corp., LLC
--------------------------------------------------------------------------------
2             CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
               (a)  [X]
               (b)  [ ]
--------------------------------------------------------------------------------
3             SEC USE ONLY
--------------------------------------------------------------------------------
4             SOURCE OF FUNDS
               WC
--------------------------------------------------------------------------------
5             CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
               REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

--------------------------------------------------------------------------------
6             CITIZENSHIP OR PLACE OF ORGANIZATION
               Kentucky
--------------------------------------------------------------------------------
                           7    SOLE VOTING POWER
NUMBER OF                          183,033*
SHARES         --------------------------------------------------
BENEFICIALLY               8    SHARED VOTING POWER
OWNED BY                                0*
EACH           --------------------------------------------------
REPORTING                  9    SOLE DISPOSITIVE POWER
PERSON                             183,033*
WITH           --------------------------------------------------
                           10   SHARED DISPOSITIVE POWER
                                    0*
--------------------------------------------------------------------------------
11           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
               REPORTING PERSON
               183,033*
--------------------------------------------------------------------------------
12           CHECK IF THE  AGGREGATE  AMOUNT  IN  ROW 11
               EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
               [X]
--------------------------------------------------------------------------------
13           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
               4.6%
--------------------------------------------------------------------------------
14           TYPE OF REPORTING PERSON
               CO
--------------------------------------------------------------------------------

*  See response to Item 5

CUSIP No. 913111209                13D              Page  6   of   45  Pages

--------------------------------------------------------------------------------
1            NAME OF REPORTING PERSON
              S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
              First Southern Investments, LLC
--------------------------------------------------------------------------------
2            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
              (a)  [X]
              (b)  [ ]
--------------------------------------------------------------------------------
3             SEC USE ONLY
--------------------------------------------------------------------------------
4             SOURCE OF FUNDS
               WC
--------------------------------------------------------------------------------
5             CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
               REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]

--------------------------------------------------------------------------------
6             CITIZENSHIP OR PLACE OF ORGANIZATION
               Kentucky
--------------------------------------------------------------------------------
                           7    SOLE VOTING POWER
NUMBER OF                           23,135*
SHARES         --------------------------------------------------
BENEFICILLY                8    SHARED VOTING POWER
OWNED BY                              0*
EACH           --------------------------------------------------
REPORTING                  9    SOLE DISPOSITIVE POWER
PERSON                              23,135*
WITH           --------------------------------------------------
                           10   SHARED DISPOSITIVE POWER
                                    0*
--------------------------------------------------------------------------------
11           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
               REPORTING PERSON
               23,135*
--------------------------------------------------------------------------------
12           CHECK IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES
               CERTAIN SHARES (SEE INSTRUCTIONS)
               [X]
--------------------------------------------------------------------------------
13           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
               0.6%
--------------------------------------------------------------------------------
14           TYPE OF REPORTING PERSON
               CO
--------------------------------------------------------------------------------

* See response to Item 5

CUSIP No. 913111209                13D                   Page 7   of  45 Pages
--------------------------------------------------------------------------------
1              NAME OF REPORTING PERSON
               S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
               Ward F. Correll
--------------------------------------------------------------------------------
2              CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
               (a)  [X]
               (b)  [ ]
--------------------------------------------------------------------------------
3              SEC USE ONLY
--------------------------------------------------------------------------------
4              SOURCE OF FUNDS
               AF
--------------------------------------------------------------------------------
5              CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
               REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

--------------------------------------------------------------------------------
6              CITIZENSHIP OR PLACE OF ORGANIZATION
               Kentucky
--------------------------------------------------------------------------------
                           7    SOLE VOTING POWER
NUMBER OF                             0*
SHARES         --------------------------------------------------
BENEFICIALLY               8    SHARED VOTING POWER
OWNED BY                            See response to Item 5
EACH           --------------------------------------------------
REPORTING                  9    SOLE DISPOSITIVE POWER
PERSON                                0*
WITH           --------------------------------------------------
                           10   SHARED DISPOSITIVE POWER
                                    See response to Item 5
--------------------------------------------------------------------------------
11           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
               REPORTING PERSON
               See response to Item 5
--------------------------------------------------------------------------------
12           CHECK IF THE  AGGREGATE  AMOUNT  IN  ROW 11
               EXCLUDES CERTAIN
               SHARES (SEE INSTRUCTIONS)
               [X]
--------------------------------------------------------------------------------
13           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
               See response to Item 5
--------------------------------------------------------------------------------
14             TYPE OF REPORTING PERSON
                 IN
--------------------------------------------------------------------------------

CUSIP No. 913111209               13D                  Page  8   of  45  Pages
--------------------------------------------------------------------------------
1              NAME OF REPORTING PERSON
               S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
               WCorrell, Limited Partnership
--------------------------------------------------------------------------------
2              CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
               (a)  [X]
               (b)  [ ]
--------------------------------------------------------------------------------
3              SEC USE ONLY
--------------------------------------------------------------------------------
4              SOURCE OF FUNDS
                00
--------------------------------------------------------------------------------
5              CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
               REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

--------------------------------------------------------------------------------
6              CITIZENSHIP OR PLACE OF ORGANIZATION
                Kentucky
--------------------------------------------------------------------------------
                           7    SOLE VOTING POWER
NUMBER OF                            72,750*
SHARES         --------------------------------------------------
BENEFICIALLY               8    SHARED VOTING POWER
OWNED BY                               *
EACH           --------------------------------------------------
REPORTING                  9    SOLE DISPOSITIVE POWER
PERSON                               72,750*
WITH           --------------------------------------------------
                           10   SHARED DISPOSITIVE POWER
                                       *
--------------------------------------------------------------------------------
11           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
               REPORTING PERSON
               72,750*
--------------------------------------------------------------------------------
12           CHECK IF THE  AGGREGATE  AMOUNT  IN  ROW 11
               EXCLUDES CERTAIN
               SHARES (SEE INSTRUCTIONS)
               [X]
--------------------------------------------------------------------------------
13           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
               1.8%
--------------------------------------------------------------------------------
14            TYPE OF REPORTING PERSON
                PN
--------------------------------------------------------------------------------

*  See response to Item 5

CUSIP No. 913111209               13D                   Page  9   of  45  Pages
--------------------------------------------------------------------------------
1             NAME OF REPORTING PERSON
               S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
               Cumberland Lake Shell, Inc.
--------------------------------------------------------------------------------
2             CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
               (a)  [X]
               (b)  [ ]
--------------------------------------------------------------------------------
3             SEC USE ONLY
--------------------------------------------------------------------------------
4             SOURCE OF FUNDS
               00
--------------------------------------------------------------------------------
5             CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
              REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

--------------------------------------------------------------------------------
6             CITIZENSHIP OR PLACE OF ORGANIZATION
               Kentucky
--------------------------------------------------------------------------------
                           7    SOLE VOTING POWER
NUMBER OF                            98,523*
SHARES         --------------------------------------------------
BENEFICIALLY               8    SHARED VOTING POWER
OWNED BY                               *
EACH           --------------------------------------------------
REPORTING                  9    SOLE DISPOSITIVE POWER
PERSON                               98,523*
WITH           --------------------------------------------------
                           10   SHARED DISPOSITIVE POWER
                                       *
--------------------------------------------------------------------------------
11           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
               REPORTING PERSON
               98,523*
--------------------------------------------------------------------------------
12           CHECK IF THE  AGGREGATE  AMOUNT  IN  ROW 11
               EXCLUDES CERTAIN
               SHARES (SEE INSTRUCTIONS)
               [X]
--------------------------------------------------------------------------------
13           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
               2.5%
--------------------------------------------------------------------------------
14           TYPE OF REPORTING PERSON
               CO
--------------------------------------------------------------------------------

*  See response to Item 5

CUSIP No. 913111209                13D                  Page 10  of  45  Pages
--------------------------------------------------------------------------------
1             NAME OF REPORTING PERSON
               S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
               Dyscim Holding Co., Inc.
--------------------------------------------------------------------------------
2             CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
               (a)  [X]
               (b)  [ ]
--------------------------------------------------------------------------------
3             SEC USE ONLY
--------------------------------------------------------------------------------
4             SOURCE OF FUNDS
               00
--------------------------------------------------------------------------------
5             CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
               REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

--------------------------------------------------------------------------------
6             CITIZENSHIP OR PLACE OF ORGANIZATION
               Kentucky
--------------------------------------------------------------------------------
                           7    SOLE VOTING POWER
NUMBER OF                           138,545*
SHARES         --------------------------------------------------
BENEFICIALLY               8    SHARED VOTING POWER
OWNED BY                               *
EACH           --------------------------------------------------
REPORTING                  9    SOLE DISPOSITIVE POWER
PERSON                              138,545*
WITH           --------------------------------------------------
                           10   SHARED DISPOSITIVE POWER
                                       *
--------------------------------------------------------------------------------
11           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
               REPORTING PERSON
               138,545*
--------------------------------------------------------------------------------
12           CHECK IF THE  AGGREGATE  AMOUNT  IN  ROW 11
               EXCLUDES CERTAIN
               SHARES (SEE INSTRUCTIONS)
               [X]
--------------------------------------------------------------------------------
13           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
               3.5%
--------------------------------------------------------------------------------
14            TYPE OF REPORTING PERSON
                CO
--------------------------------------------------------------------------------

*  See response to Item 5

                                Explanatory Note

         With this amendment, the reporting persons are updating the disclosures to reflect the closing of the exchange of shares of North Plaza of Somerset, Inc. by the reporting persons for shares of United Trust Group, Inc., the inclusion of certain former shareholders of North Plaza of Somerset, Inc. as reporting persons on this Schedule 13D, and recent transactions in common stock of United Trust Group, Inc. by reporting persons.

ITEM 1.  SECURITY AND ISSUER

         Not amended.

ITEM 2.  IDENTITY AND BACKGROUND

         The persons reporting on this Schedule 13D are Jesse T. Correll, First Southern Bancorp, Inc., First Southern Funding, LLC, First Southern Capital Corp., LLC and First Southern Investments, LLC, Ward F. Correll, WCorrell,
Limited Partnership, Cumberland Lake Shell, Inc. and Dyscim Holding Co., Inc. (individually, each is referred to as a Reporting Person and collectively, the Reporting Persons). The name, citizenship or state of organization, principal employment or business, and the address of the principal office of each Reporting Person, are set forth below:

JESSE T. CORRELL

          (a) The name of this Reporting Person is Jesse T. Correll ("Mr. Correll").

          (b) The business address of Mr. Correll is P.O. Box 328, 99 Lancaster Street, Stanford, Kentucky 40484.

          (c) Mr. Correll's present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is carried on are:

                  President and Director of First Southern Bancorp, Inc. (bank holding company), P.O. Box 328, 99 Lancaster Street, Stanford, Kentucky 40484.

          (d) During the last five years, Mr. Correll has not been convicted of a criminal proceeding (excluding traffic violations or similar misdemeanors).

          (e) During the last five years, Mr. Correll was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which Mr. Correll was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

          (f)     Mr. Correll is a citizen of the United States.

FIRST SOUTHERN BANCORP, INC. (FSBI) (a Kentucky corporation)

          (a)     The name of this Reporting Person is First Southern Bancorp,
                  Inc.

          (b)     The state of organization of FSBI is Kentucky.

          (c) The principal business of FSBI is a bank holding company. The address of the principal office of FSBI is P.O. Box 328, 99 Lancaster Street, Stanford, Kentucky 40484.

          (d) During the last five years, FSBI has not been convicted of a criminal proceeding (excluding traffic violations or similar misdemeanors).

          (e) During the last five years, FSBI was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which FSBI was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

          A list of the directors, executive officers and controlling persons of FSBI, including information about their principal business address and principal occupation, is filed in Exhibit F and incorporated herein by reference.

                  All of the directors, executive officers and controlling persons of FSBI are citizens of the United States and during the last five years, none of these directors or executive officers or controlling shareholders
(i) has been convicted of a criminal proceeding (excluding traffic violations or similar misdemeanors) nor (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

FIRST SOUTHERN FUNDING, LLC (FSF) (a Kentucky limited liability company)

         (a) The name of this Reporting Person is First Southern Funding, LLC. First Southern Funding, LLC is the successor by merger to First Southern Funding, Inc. Effective as of December 31, 1998, First Southern Funding, Inc. merged into First Southern Funding, LLC, with First Southern Funding, LLC as the surviving entity in the merger.

         (b)      The state of organization of FSF is Kentucky.

         (c) The principal business of FSF is investments. The address of the principal office of FSF is P.O. Box 328, 99 Lancaster Street, Stanford, Kentucky 40484.

         (d) During the last five years, FSF has not been convicted of a criminal proceeding (excluding traffic violations or similar misdemeanors).

         (e) During the last five years, FSF was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which FSF was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

                   A list of the managers, executive officers and controlling persons of FSF, including information about their principal business addresses and principal occupations, is filed in Exhibit F and incorporated herein by reference.

                  Each of the managers, executive officers and controlling persons of FSF is a citizen of the United States and during the last five years, such individual (i) has not been convicted of a criminal proceeding (excluding traffic violations or similar misdemeanors) nor (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

FIRST SOUTHERN CAPITAL CORP., LLC (FSC) (a Kentucky limited liability company)

         (a) The name of this Reporting Person is First Southern Capital Corp., LLC.

         (b)      The state of organization of FSC is Kentucky.

         (c) The principal business of FSC is an investment company. The address of the principal office of FSC is P.O. Box 328, 99 Lancaster Street, Stanford, Kentucky 40484.

         (d) During the last five years, FSC has not been convicted of a criminal proceeding (excluding traffic violations or similar misdemeanors).

         (e) During the last five years, FSC was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which FSBI was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

          Managers and Controlling Persons of FSC:

                   A list of the managers of FSC, including information about their principal business address and principal occupation, is filed in Exhibit F and incorporated herein by reference.

                  The managers of FSC are citizens of the United States and during the last five years, none of them (i) has been convicted of a criminal proceeding (excluding traffic violations or similar misdemeanors) nor (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

FIRST SOUTHERN INVESTMENTS, LLC (FSI) (a Kentucky limited liability company)

         (a)      The name of this Reporting Person is First Southern
                  Investments,  LLC.

         (b)      The state of organization of FSI is Kentucky.

         (c) The principal business of FSI is an investment company. The address of the principal office of FSI is P.O. Box 328, 99 Lancaster Street, Stanford, Kentucky 40484.

         (d) During the last five years, FSI has not been convicted of a criminal proceeding (excluding traffic violations or similar misdemeanors).

         (e) During the last five years, FSI was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which FSI was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.


Executive Officer of FSI:

Name and Offices            Present Principal               Occupation or
HELD WITH FSI               BUSINESS ADDRESS                 EMPLOYMENT

Randall L. Attkisson        P.O. Box 328               Vice President, Treasurer
 President                  99 Lancaster Street        and Director of First
                            Stanford, KY 40484         Southern Bancorp, Inc.
                                                       (Bank holding company)

         A list of the members of FSI is filed as Exhibit F to this Report and is incorporated herein by reference.

          Mr. Attkisson and the members of FSI identified on Exhibit F are citizens of the United States and during the last five years, none of them (i) has been convicted of a criminal proceeding (excluding traffic violations or similar misdemeanors) nor (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

WARD F. CORRELL

          (a)     The name of this Reporting Person is Ward F. Correll.

          (b) The business address of Ward F. Correll is P.O. Box 430, 150 Railroad Drive, Somerset, KY 42502.

          (c) Ward F. Correll's present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is carried on are:

                  Controlling shareholder, Cumberland Lake Shell, Inc. (gasoline wholesaler), P.O. Box 430, 150 Railroad Drive, Somerset, KY 42502.

          (d)     During  the  last  five  years,  Ward F. Correll has not  been
                  convicted  of  a  criminal   proceeding   (excluding   traffic
                  violations or similar misdemeanors).

          (e) During the last five years, Ward F. Correll was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which Ward F. Correll was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

          (f)     Ward F. Correll is a citizen of the United States.


WCORRELL, LIMITED PARTNERSHIP (a Kentucky limited partnership)

          (a)     The name of this Reporting Person is WCorrell, Limited
                  Partnership.

          (b)     The state of its organization is Kentucky.

          (c)     WCorrell, Limited   Partnership's   principal   business    is
                  investments, and its principal office address is P.O. Box 430, 150 Railroad Drive, Somerset, KY 42502.

          (d) During the last five years, WCorrell, Limited Partnership has not been convicted of a criminal proceeding (excluding traffic violations or similar misdemeanors).

          (e) During the last five years, WCorrell, Limited Partnership was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which CLS was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

          A list of the general partners of WCorrell, Limited Partnership, including information about their principal business address and principal occupation, is filed in Exhibit F and incorporated herein by reference.

                  All of the general partners of WCorrell, Limited Partnership are citizens of the United States and during the last five years, none of these general partners (i) has been convicted of a criminal proceeding (excluding traffic violations or similar misdemeanors) nor (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

CUMBERLAND LAKE SHELL, INC. (CLS) (a Kentucky corporation)

          (a)     The name of this Reporting Person is Cumberland Lake Shell,
                  Inc.

          (b)     The state of organization of CLS is Kentucky.

          (c) The principal business of CLS is a gasoline wholesaler. The address of the principal office of CLS is P.O. Box 430, 150 Railroad Drive, Somerset, KY 42502.

          (d) During the last five years, CLS has not been convicted of a criminal proceeding (excluding traffic violations or similar misdemeanors).

         (e) During the last five years, CLS was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which CLS was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

          A list of the directors, executive officers and controlling persons of CLS, including information about their principal business address and principal occupation, is filed in Exhibit F and incorporated herein by reference.

                  All of the directors, executive officers and controlling persons of CLS are citizens of the United States and during the last five years, none of these directors or executive officers or controlling shareholders (i) has been convicted of a criminal proceeding (excluding traffic violations or similar misdemeanors) nor (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

DYSCIM HOLDING CO., INC. (a Kentucky corporation)

          (a)     The name of this Reporting Person is Dyscim Holding Co., Inc.

          (b)     The state of organization of Dyscim Holding Co., Inc. is
                  Kentucky.

          (c) The principal business of Dyscim Holding Co., Inc. is a holding company for Adamas Diamond Corporation, which is principally engaged in the manufacture of diamond jewelry, and the address of its principal office is P. O. Box 328, 99 Lancaster Street, Stanford, KY 40484.

          (d) During the last five years, Dyscim Holding Co., Inc. has not been convicted of a criminal proceeding (excluding traffic violations or similar misdemeanors).

          (e) During the last five years, Dyscim Holding Co., Inc. was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which Dyscim Holding Co., Inc. was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

          A list of the directors, executive officers and controlling persons of Dyscim Holding Co., Inc., including information about their principal business address and principal occupation, is filed in Exhibit F and incorporated herein by reference.

                  All of the directors, executive officers and controlling persons of Dyscim Holding Co., Inc. are citizens of the United States and during the last five years, none of these directors or executive officers or controlling shareholders (i) has been convicted of a criminal proceeding (excluding traffic violations or similar misdemeanors) nor (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         The amount of funds used in making the purchases of the Common Stock by each Reporting Person is as follows:

         First Southern Bancorp, Inc.               $  1,416,682<F1>
         First Southern Funding, LLC                $ 12,881,967<F2>
         First Southern Capital Corp., LLC          $  2,339,995
         First Southern Investments, LLC            $    291,000
         Jesse T. Correll                           $  1,239,744<F3>
         Cumberland Lake Shell, Inc.                $  1,083,753<F3>
         Dyscim Holding, Inc.                       $  1,523,995<F3>
         WCorrell, Limited Partnership              $    800,250<F3>
                  Total                             $ 21,577,386

         Funds used by First Southern Bancorp, Inc.
          to purchase Convertible Notes (including
          accrued interest)                         $  3,108,050

                  Aggregate amount*                 $ 24,685,436

         *Excludes acquisition related expenses.
         <F1> Includes cost of shares of United Income,  Inc. ("UII") which were converted into shares of UTI in the merger of UII into UTI.
         <F2> Includes  $2,792,251,  representing value of shares of North Plaza of Somerset, Inc. exchanged for shares of Common Stock (based on estimated value of approximately $4000 per share)
         <F3> Representing  value of shares  of North  Plaza of  Somerset,  Inc.
              exchanged for shares of Common Stock (based on estimated value of approximately $4000 per share)

The total amount used by First Southern Bancorp, Inc. to purchase shares of Common Stock, Convertible Notes and shares of common stock of UII which were converted into Common Stock was $4,524,732.70.

         The Reporting Persons exchanged shares of UII and North Plaza of Somerset, Inc. and employed working capital to make these purchases of the Common Stock, including funds on hand and amounts drawn under existing lines of credit. The lines of credit initially extended by Star Bank, NA, have been refinanced and are currently with National City Bank of Evansville. FSF borrowed $7,809,068 and FSBI borrowed $1,820,775 in making the purchases.

ITEM 4.  PURPOSE OF TRANSACTION

         Not amended.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

(a-b) The beneficial ownership of the Common Stock by each Reporting Person is as follows. Each Reporting Person has sole voting and dispositive power over the shares listed opposite the Reporting Person's name, except as noted:


         REPORTING  PERSON             NUMBER OF SHARES              PERCENT<F1>
         Jesse T. Correll                   323,999 shares<F2>         8.16%<F2>
         First Southern Bancorp, Inc        125,825 shares             3.17%
         First Southern Funding, LLC      1,091,614 shares            27.50%
         First Southern Capital Corp., LLC  183,033 shares             4.61%
         First Southern Investments, LLC     23,135 shares             0.58%
         Ward F. Correll                     98,523 shares<F3>         2.48%<F3>
         WCorrell, Limited Partnership       72,750 shares<F2>         1.83%<F2>
         Cumberland Lake Shell, Inc.         98,523 shares             2.48%<F3>
         Dyscim Holding Co., Inc.           138,545 shares<F2>         3.49%<F2>
         Total<F4>                        1,846,129 shares            46.50%


         <F1> The percentage of outstanding  shares is based on 3,970,266 shares of Common Stock outstanding.
         <F2> The share  ownership of Mr.  Correll  includes  138,545  shares of
              Common Stock held by Dyscim Holding Co., Inc., a Kentucky corporation all of the outstanding shares of which are owned by Mr. Correll, and 72,750 shares of Common Stock held by WCorrell Limited Parntership, a Kentucky limited partnership in which Mr. Correll serves as managing general partner and, as such, has sole voting and dispositve power over the shares of Common Stock held by it.
         <F3> Represents  the  shares of Common  Stock held by  Cumberland  Lake
              Shell, Inc., all of the outstanding voting shares of which are owned by Ward F. Correll and his wife. As a result, Ward F. Correll may be deemed to share the voting and dispositive power over these shares.
         <F4> Mr. Correll, FSBI, FSF, FSI and FSC have agreed in principle to act together for the purpose of acquiring or holding equity securities of UTI. In addition, because of their relationships with these Reporting Persons, Ward F. Correll, Cumberland Lake Shell, Inc., Dyscim Holding Company, Inc. and WCorrell Limited Partnership may also be deemed to be members of this group. Therefore, for purposes of this Schedule 13D, each may be deemed to have acquired beneficial ownership of the equity securities of UTI beneficially owned by each of the other Reporting Persons. In addition, by virtue of his ownership of voting securities of FSF and FSBI, Mr. Correll may be deemed to beneficially own the total number of shares of Common Stock owned by them, and may be deemed to share with them the right to vote and to dispose of such shares. Mr. Correll owns approximately 82% of the outstanding membership interests of FSF; he owns directly approximately 22% and companies he controls own approximately 35% of the outstanding voting stock of FSBI. In addition, he is a manager of First Southern Capital Corp., LLC and First Southern Funding, LLC.

                  The above amounts do not include additional shares of Common Stock that may be acquired upon exercise of Convertible Notes of UTI currently held by FSBI or under the Option Agreement as described in
         Item 4 and incorporated herein by reference:

         Convertible Notes                204,800 shares*
         Option Agreement               1,450,000 shares (subject to adjustment)

         Beneficial ownership of up to 51% of the outstanding Common Stock can be acquired under the Option Agreement.
         * Beneficial ownership of these shares is disclaimed at this time.

(c) The following transactions in the Common Stock of the Issuer were effected since the most recent filing of an amendment to this Schedule 13D by the Reporting Persons:

         First Southern Funding, LLC purchased

                  42 shares, at a price of $8.25 per share, in a private transaction with one UTI shareholder on December 20, 1999;

                  1,740 shares, at a price of $8.25 per share, in private transactions with seven UTI shareholder on December 27, 1999;

                  436 shares, at a price of $8.25 per share, in private transactions with two UTI shareholders on December 30, 1999;

                  2,340 shares, at a price of $8.19 per share, through a broker on December 30, 1999;

                  7,500 shares, at a price of $8.31 per share, through a broker on December 31, 1999;

                  1,929 shares, at a price of $8.25 per share, through a broker on January 6, 2000; and

                  1,107 shares, at  a   price  of $8.25 per  share,  in  private
                  transactions with 6 UTI shareholders on January 11, 2000.

         In addition, on December 31, 1999, the following persons acquired shares of common stock from UTI in exchange for shares of North plaza of Somerset, Inc.:

                                        UTI SHARES ACQUIRED         PRICE<F1>

          Jesse T. Correll                   112,704                 $1,239,744
          Cumberland Lake Shell, Inc.         98,523                 $1,083,753
          Dyscim Holding Co., Inc.           138,545                 $1,523,995
          First Southern Funding, LLC        253,841                 $2,792,251
          WCorrell, Limited Partnership       72,750                 $  800,250

<F1>  Value of   shares  of North Plaza of Somerset, Inc. exchanged, based on an estimated value of approximately $4000 per share.

ITEM 6: CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS, OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

         See responses to Items 4 and 5 above. Other than (i) the Acquisition Agreement, the Stock Purchase Agreement, the Convertible Note Purchase Agreement, and the Option Agreement, all four of which are filed as Exhibit A,
(ii) as described in the responses to Items 4 and 5 above, (iii) the Agreement of Assignment among the Reporting Persons, dated November 20, 1998, which is filed as Exhibit E, and incorporated herein by reference, (iv) the Agreement Among Reporting Persons attached hereto as Exhibit B, (v) the letter of intent (which is filed as Exhibit G) and the acquisition agreement (which is attached hereto as Exhibit I) with respect to the acquisition of shares of Common Stock in exchange for shares of North Plaza of Somerset, Inc., neither the Reporting Persons nor any of their directors, executive officers or controlling persons is a party to any contract, arrangement, understanding or relationship (legal or otherwise) with respect to any security of the Issuer, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

ITEM 7: MATERIAL TO BE FILED AS EXHIBITS

         The following exhibits are filed with this Schedule 13D:

Exhibit A  Acquisition Agreement between FSF and UTI dated April 30, 1998, as amended May 29, 1998, including the following exhibits thereto: Stock Purchase Agreement between FSF and Larry E. Ryherd dated April 30, 1998; Convertible Note Purchase Agreement between FSF and James E. Melville, George E. Francis, Brad M. Wilson, Joseph H. Metzger, Theodore C. Miller, Michael K. Borden and Patricia G. Fowler dated April 30, 1998; and Option Agreement between FSF and UTI dated April 30, 1998

Exhibit B  Agreement among Reporting Persons for the filing of a single Schedule
           13D pursuant to Rule 13d-l(f)(l).

Exhibit C  Business Loan Agreement relating to the borrowing of funds by FSF.

Exhibit D  Business Loan Agreement relating to the borrowing of funds by
           FSBI.

Exhibit E  Agreement of Assignment among the Reporting Persons dated November
           20, 1998.

Exhibit F  Members of First Southern Investments, LLC.

Exhibit G  Letter of intent between UTI and Mr.  Correll,  on  behalf  of the shareholders of North Plaza of Somerset, Inc.

Exhibit H  Promissory note relating to the borrowing of funds by FSF and
           FSBI.

Exhibit I Stock Acquisition Agreement dated December 30, 1999, between UTG and Shareholders

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  January 11, 2000           By:   /S/ JESSE T. CORRELL
                                  Jesse T. Correll
                                    Attorney-in-Fact on behalf of each of the
                                    Reporting Persons*



* Pursuant to the Agreement among Reporting Persons dated January 7, 2000, for the filing of a single Schedule 13D pursuant to Rule 13d-1-(f)(1), each Reporting Person has authorized Jesse T. Correll to sign on behalf of such Reporting Person any Schedule 13D or amendments thereto that are required to be filed on behalf of the Reporting Persons to this Schedule 13D.

                                  EXHIBIT INDEX



EXHIBIT NO.       DESCRIPTION


         A* Acquisition Agreement between FSF and UTI dated April 30, 1998, as amended May 29, 1998, including the following exhibits thereto: Stock Purchase Agreement between FSF and Larry E. Ryherd dated April 30, 1998; Convertible Note Purchase Agreement between FSF and James E. Melville, George
                  E. Francis, Brad M. Wilson, Joseph H. Metzger, Theodore C. Miller, Michael K. Borden and Patricia G. Fowler dated April 30, 1998; and Option Agreement between FSF and UTI dated April 30, 1998

         B        Agreement  among  Reporting  Persons dated January 7, 2000 for
                  the  filing  of  a  single   Schedule  13D  pursuant  to  Rule
                  13d-l(f)(l).

         C* Business Loan Agreement relating to the borrowing of funds by FSF

         D* Business Loan Agreement relating to the borrowing of funds by FSBI.

         E* Agreement of Assignment among the Reporting Persons dated November 20, 1998

         F Directors, officers, members, general partners and controlling persons of Reporting Persons

         G* Letter of intent between UTI and Mr. Correll, on behalf of the shareholders of North Plaza of Somerset, Inc.

         H* Promissory note relating to the borrowing of funds by FSF and FSBI.

         I Stock Acquisition Agreement dated December 30, 1999, between UTG and Shareholders

* Previously filed